

Deloitte & Touche LLP

550 South Tryon Street
Suite 2500
Charlotte, NC 28202
USA

Tel: 704 887 1500
Fax: 704 887 1570
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Managers of Brighthouse Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a5(d)(4), in which (1) Brighthouse Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period November 22, 2016 (date of inception) through December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 28, 2018



Brighthouse
FINANCIAL

Brighthouse Securities LLC
11225 N Community House Rd
Charlotte, NC 28277–1234

Brighthouse Securities, LLC's Exemption Report

Brighthouse Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the fiscal period beginning November 22, 2016 and ending December 31, 2017 without exception.

Brighthouse Securities, LLC

I, Scott Peterson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer, Financial & Operations Principal

March 28, 2018